Exhibit 5

March 30, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that Michael LaGatta, Ken Murphy, Joann Harris and Eduardo Tamraz are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgements, on my behalf.  This authorization and designation shall be valid until December 31, 2023.

Very truly yours,

/s/ Karl Peterson
Karl Peterson